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                                                                  Exhibit (a)(7)

For Orion Capital                    For Royal & SunAlliance
     Investors:   Jeanne Hotchkiss             Media:   Libby McLaughlin
                  Farmington, CT                        Charlotte, NC  28273
                  860-674-6754                          (704) 522-3064
         Media:   Dawn Dover, Kekst and Co.
                  New York, New York
                  212-521-4817

FOR IMMEDIATE RELEASE

              ROYAL & SUN ALLIANCE INSURANCE GROUP plc to ACQUIRE

                           ORION CAPITAL CORPORATION

(July 12, 1999) -- Royal & Sun Alliance Insurance Group plc, London, and Orion Capital Corporation (NYSE:OC), Farmington, CT, today announced that Orion and a wholly-owned US subsidiary of Royal & Sun Alliance have signed a definitive agreement providing for the acquisition of Orion Capital for $50 per Orion share in cash, or approximately $1.4 billion. The $50 per share price represents a 23% premium on Orion's Friday closing price and a 65% premium from the share price one month ago.

The transaction has been unanimously approved by the boards of both companies. Pursuant to the terms of the agreement, a wholly owned subsidiary of Royal & SunAlliance USA, will, within five business days, commence an offer to purchase any and all outstanding shares of Orion's common stock. Due to the need for insurance regulatory approvals, it is not expected that the tender offer will be completed until the fourth quarter of 1999.

Royal & SunAlliance's tender offer will be conditioned on the tender of at least a majority of Orion's outstanding shares. Consummation of the tender offer will be subject to the expiration or termination of any applicable antitrust waiting period, the receipt of any required regulatory approvals and customary conditions. Following the tender offer the acquisition of Orion will be completed by merging it with a subsidiary of Royal & SunAlliance USA, and all of Orion's shares not owned by Royal & SunAlliance will be converted into the right to receive $50 per share in cash. The merger agreement provides for the payment to Royal & SunAlliance of a fee of $45 million if the merger agreement is terminated in certain circumstances. Orion has also granted to Royal & SunAlliance an option to purchase up to 19.9% of Orion's shares, exercisable under the same circumstances.

Robert V. Mendelsohn, Group Chief Executive of Royal & Sun Alliance Insurance Group plc, said from London: "The addition of Orion's distinctive specialty franchises and the complementary nature of the respective product and skill portfolios of our companies create broad product line potential and revenue synergies. This transaction effectively doubles the size of Royal & SunAlliance USA. Together, the combined 1998 net written premium would

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have been $3.0 billion, placing the company among the top 25 US property and casualty insurers, and the 13th largest US commercial carrier. The case for the combination of Royal & SunAlliance and Orion is a compelling one that we believe both the capital and insurance markets will immediately recognize and rightly reward."

W. Marston Becker, Orion Capital's Chairman and CEO, said: "Orion Capital has built strong franchises and market leadership positions in our core specialty businesses. This merger provides our shareholders with solid value for their investments and enables our businesses to gain access to a broad range of products that will further enhance their importance to customers and agents. This is the catalyst that will take our specialty operations to a new level. Equally important, Orion's organizational skills, products and specialty expertise will support Royal & SunAlliance's course toward industry leadership."

Becker will join the Royal & SunAlliance USA Strategic Leadership Team.

Terry Broderick, Royal & SunAlliance USA President, added: "This is a bold and exciting move for both companies. Importantly, our cultures are very compatible and customer focused. At Royal & SunAlliance, we view industry leadership as the best people, customers, products, and financial results. Orion has excelled at identifying customer needs in specialized market segments and has responded with exciting and innovative products. The combined leadership uniquely positions the new enterprise to deliver high value to customers, making it a powerful force in the marketplace. The resulting strong core commercial, personal and specialty product platform will allow us to take full advantage of the current and future changes in our industry."

Following the close of the transaction, Royal & SunAlliance will maintain the Orion brands and operate three major divisions: commercial, personal and specialty. The Commercial Insurance division will include Royal & SunAlliance's retail branches and Orion's EBI Companies. OrionAuto will join the Personal Insurance division.

Becker will lead the Specialty Insurance division. Under his direction, Royal & SunAlliance will expand its existing platform of specialty products, further complementing the company's core commercial insurance business, both domestically and internationally. The Specialty Insurance division will be headquartered in Farmington, CT, and will continue to have specialty operations throughout the US.

Orion Capital is a leader in the specialty property and casualty insurance business through wholly owned subsidiaries operating in three focused segments: nonstandard personal automobile insurance through OrionAuto, workers compensation through EBI Companies and specialty commercial insurance through Orion Specialty, which includes DPIC Companies.

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Royal & SunAlliance USA, Inc. is part of Royal & Sun Alliance Insurance Group plc which operates in over 55 countries worldwide and transacts business in over 130 countries. Worldwide net premium income in 1998 was $16 billion with total assets over $100 billion. The company is listed on the London Stock Exchange (RSA.L) and has a Level 1 American Depositary Receipt Program (RSAIY).

Statements herein concerning the growth and strategies of Royal & SunAlliance and Orion include forward-looking statements. Royal & SunAlliance's and/or Orion's actual results may differ materially from those suggested as a result of various factors, including, without limitation, Royal & SunAlliance's and Orion's ability to recruit and retain qualified technical consultants, and, the companies' ability to consummate the transaction, successfully integrate Orion's operations and compete successfully with existing and future competitors. Interested parties should refer to the disclosure set forth in Royal & SunAlliance's and Orion's recent public filings for additional information regarding the companies' financial conditions and results of operations.

Royal & SunAlliance's financial advisor was Salomon Smith Barney Inc. and Orion Capital's financial advisor was Donaldson Lufkin & Jenrette Securities Corporation.

For more information about Royal & Sun Alliance or Orion Capital, visit their web sites at www.royalsunalliance.com and www.orioncapital.com.
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